SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934

PDL BIOPHARMA, INC.
(Name of Subject Company (issuer))

PDL BIOPHARMA, INC.
(Name of Filing Persons (issuer))

2.75% Convertible Senior Notes due 2021
(Title of Class of Securities)

69329Y AG9
(CUSIP Number of Class of Securities)

Christopher L. Stone
Vice President, General Counsel and Secretary
59 Damonte Ranch Parkway, Suite B-375
Reno, Nevada, 89521
(775) 832-8500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Karen E. Bertero
James J. Moloney
Gibson, Dunn & Crutcher LLP
333 South Grand Ave.
Los Angeles, CA 90071
Telephone: (213) 229-7000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$407,351.25	$44.44

*    Estimated solely for purposes of calculating the filing fee. The repurchase price of the 2.75% Convertible Senior Notes due 2021 (the “Notes”), as described herein, is calculated as the sum of (a) $405,000.00, representing 100% of the principal amount of the Notes outstanding as of January 14, 2021, plus (b) $2,351.25, representing accrued but unpaid interest on the Notes up to, but excluding, February 17, 2021.

**    The amount of the filing fee, calculated in accordance with Rule 0-11(b) and Rule 1-11(d) of the Securities Exchange Act of 1934, as amended and Fee Rate Advisory #1 for Fiscal Year 2021 equals $109.10 per $1,000,000 of the aggregate value of the transaction.

☐    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐    third-party tender offer subject to Rule 14d-1.
☒    issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s)
relied upon:

☐    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

As required by that certain Indenture, dated as of November 22, 2016 (the “Base Indenture”), by and between PDL BioPharma, Inc., a Delaware corporation (the “Company”), and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”), as amended and supplemented by that certain First Supplemental Indenture, dated as of November 22, 2016 (the “First Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), by and between the Company and the Trustee, relating to the Notes, this Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by the Company with respect to the right of each holder of the Notes (each, a “Holder”), at the Holder’s option, to require the Company to repurchase for cash such Holder’s Notes, or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple of $1,000, on February 17, 2021 (the “Fundamental Change Repurchase Date”), at a price equal to 100% of the principal amount, plus accrued and unpaid interest thereon, if any, up to, but excluding, the Fundamental Change Repurchase Date, pursuant to the terms and conditions of the Fundamental Change Repurchase Right Notice, Notice of Right to Convert and Offer to Repurchase, dated January 15, 2021 (as may be amended and supplemented from time to time, the “Notice”), attached hereto as Exhibit (a)(1), the Indenture and the Notes.

This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Items 1 through 9 and Item 11.

As permitted by General Instruction F to Schedule TO, all of the information set forth in the Notice is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.

Item 10. Financial Statements

Not applicable.

Item 12. Exhibits

The information set forth on the Exhibit Index is incorporated herein by reference.

Item 13. Information Required by Schedule 13E-3

Not applicable.

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Fundamental Change Repurchase Right Notice, Notice of Right to Convert and Offer to Repurchase, dated January 15, 2021, to Holders of 2.75% Convertible Senior Notes due 2021

(b)	None

(c)	None

(d)(1)
Indenture, dated November 22, 2016, by and between PDL BioPharma, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to Current Report on Form 8-K filed November 28, 2016)

(d)(2)
First Supplemental Indenture, dated November 22, 2016, by and between PDL BioPharma, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.2 to Current Report on Form 8-K filed November 28, 2016)

(d)(3)	Form of 2.75% Convertible Senior Notes due 2021 (incorporated by reference to Exhibit 4.2 to Current Report on Form 8-K filed November 28, 2016)

(g)	None

(h)	None

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2021

PDL BIOPHARMA, INC.

By:	/s/ Dominique Monnet
Name:	Dominique Monnet
Title:	President and Chief Executive Officer